SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                             SCHEDULE 13D
                           Amendment No. 10


              Under the Securities Exchange Act of 1934


                  SUPERCONDUCTOR TECHNOLOGIES, INC.
                           (Name of Issuer)


                    Common Stock, $0.001 par value
                    (Title of Class of Securities)


                              867931107
                            (CUSIP Number)


                       H. Vaughan Blaxter, III
                         1900 Grant Building
                    Pittsburgh, Pennsylvania 15219

                            (412) 281-2620
            (Name, address and telephone number of person
          authorized to receive notices and communications)

                           October 10, 2002
        Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
statement, and is filing this statement because of Rule 13d-1(e),
13d-1(f) or 13(d)-1(g), check the following box             [ X ]

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE, Trustee for Various Trusts     I.D.
####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
       6,183,472

9.     Sole Dispositive Power


10     Shared Dispositive Power
       6,183,472

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       6,183,472

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       24.5%

14     Type of Reporting Person
       IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       LAWRENCE M. WAGNER, Trustee for Various Trusts     I.D.
####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
       485,788

9.     Sole Dispositive Power


10     Shared Dispositive Power
       485,788

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       485,788

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       1.9%

14     Type of Reporting Person
       IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE and L. M. WAGNER, TRUSTEES UNDER
       AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
       JULIET LEA HILLMAN SIMONDS                         I.D.
#25-6193084

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       121,447

8      Shared Voting Power

9.     Sole Dispositive Power
       121,447

10     Shared Dispositive Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       121,447

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       .5%

14     Type of Reporting Person
       OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE and L. M. WAGNER, TRUSTEES UNDER
       AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
       AUDREY HILLMAN FISHER                         I.D. #25-6193085

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       121,447

8      Shared Voting Power

9.     Sole Dispositive Power
       121,447

10     Shared Dispositive Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       121,447

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       .5%

14     Type of Reporting Person
       OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE and L. M. WAGNER, TRUSTEES UNDER
       AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
       HENRY LEA HILLMAN, JR.                         I.D. #26-6193086

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       121,447

8      Shared Voting Power

9.     Sole Dispositive Power
       121,447

10     Shared Dispositive Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       121,447

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       .5%

14     Type of Reporting Person
       OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE and L. M. WAGNER, TRUSTEES UNDER
       AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
       WILLIAM TALBOTT HILLMAN                      I.D. #25-6193087

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       121,447

8      Shared Voting Power

9.     Sole Dispositive Power
       121,447

10     Shared Dispositive Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       121,447

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       .5%

14     Type of Reporting Person
       OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       HENRY L. HILLMAN                                    I.D.
####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
       5,697,684

9      Sole Dispositive Power

10     Shared Dispositive Power
       5,697,684

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,697,684

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       22.6%

14     Type of Reporting Person
       IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       ELSIE HILLIARD HILLMAN                       I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
        X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
       5,697,684

9      Sole Dispositive Power

10     Shared Dispositive Power
       5,697,684

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,697,684

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       22.6%

14     Type of Reporting Person
       IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person
       HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G.
       GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A
       DATED NOVEMBER
       18, 1985
                                                                   I.D.
                                                                   #18-2145466

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
                                                            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       464,340

8      Shared Voting Power
       5,233,344

9      Sole Dispositive Power
       464,340

10     Shared Dispositive Power
       5,233,344

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,697,684

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       22.6%

14     Type of Reporting Person
       OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       THE HILLMAN COMPANY                            I.D. #25-1011286

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
       5,233,344

9      Sole Dispositive Power

10     Shared Dispositive Power
       5,233,344

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,233,344

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       20.8%

14     Type of Reporting Person
       CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       WILMINGTON INVESTMENTS, INC.                 I.D. #51-0344688

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]
6      Citizenship or Place of Organization
       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
       5,233,344

9      Sole Dispositive Power

10     Shared Dispositive Power
       5,233,344

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,233,344

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       20.8%

14     Type of Reporting Person
       CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       WILMINGTON EQUITIES, INC.                      I.D. #51-0411204

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]

6      Citizenship or Place of Organization
       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
       5,233,344

9      Sole Dispositive Power

10     Shared Dispositive Power
       5,233,344

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,233,344

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       20.8%

14     Type of Reporting Person
       CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       WILMINGTON SECURITIES, INC.                      I.D.
#51-0114700

2      Check the Appropriate Box if Member of a Group        (a)  [
 X   ]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
      [       ]

6      Citizenship or Place of Organization
       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
       5,233,344

8      Shared Voting Power

9      Sole Dispositive Power
       5,233,344

10     Shared Dispositive Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,233,344

12     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

13     Percent of Class Represented by Amount in Row (11)
       20.8%

14     Type of Reporting Person
       CO

                             SCHEDULE 13D
                           AMENDMENT NO. 10

       This statement ("Statement") constitutes Amendment No. 10 to
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February (the "Filing").

Item 1.  Security and Issuer

       This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON".

Item 2.  Identity and Background

       (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

        Wilmington Securities, Inc. ("Wilmington"), a wholly-owned subsidiary of Wilmington Equities, Inc.

               Wilmington Equities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

        Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

        The Hillman Company, a corporation controlled by Henry L.
        Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
        November 18, 1985.

        Henry L. Hillman, Elsie Hilliard Hillman and C. G.
        Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "Henry L. Hillman Trust").

        C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Juliet Lea
        Hillman Simonds (the " JLHS 1976 Trust").

        C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Audrey Hillman Fisher (the "AHF 1976 Trust").

        C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Henry Lea
        Hillman, Jr. (the "HLH Jr. 1976 Trust")

        C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of William Talbott Hillman (the "WTH 1976 Trust").

        C. G. Grefenstette

        Lawrence M. Wagner

        Henry L. Hillman

        Elsie Hilliard Hillman

               The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

       (b)     Business Address

        The addresses of the Registrants are as follows:

        The Hillman Company, the Henry L. Hillman Trust, the
        JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976
        Trust and the WTH 1976 Trust are each located at:
        1900 Grant Building
        Pittsburgh, Pennsylvania 15219

        Wilmington, Wilmington Equities, Inc. and
        Wilmington Investments, Inc. are each located at:
        824 Market Street, Suite 900
        Wilmington, Delaware 19801

        C. G. Grefenstette
        2000 Grant Building
        Pittsburgh, Pennsylvania 15219

        Lawrence M. Wagner
        2000 Grant Building
        Pittsburgh, Pennsylvania 15219

        Henry L. Hillman
        2000 Grant Building
        Pittsburgh, Pennsylvania 15219

        Elsie Hilliard Hillman
        2000 Grant Building
        Pittsburgh, Pennsylvania 15219

       (c)     Principal occupation or employment

               The principal occupations of the corporations, listed in response to Item 2(a) are: diversified investments and operations.

               The principal occupation of the Henry L. Hillman
               Trust is:  diversified investments and operations.

               The principal occupation of the JLHS 1976 Trust is: diversified investments and operations.

               The principal occupation of the AHF 1976 Trust is:
               diversified investments and operations.

               The principal occupation of the HLH Jr. 1976 Trust is: diversified investments and operations.

               The principal occupation of the WTH 1976 Trust is:
               diversified investments and operations.

        C. G. Grefenstette
        See Exhibit 1

        Lawrence M. Wagner
        See Exhibit 1

        Henry L. Hillman
        See Exhibit 1

        Elsie Hilliard Hillman
        See Exhibit 1

       (d)     Criminal convictions

               None of the persons named in Item 2(a)(including
               Exhibit 1) have been convicted in a criminal proceeding in the last five years.

       (e)     Civil proceedings

               None of the persons listed in response to Item 2(a) (including Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

       (f)     Citizenship

               Wilmington, Wilmington Equities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

        The Hillman Company is a Pennsylvania corporation.

               The Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976
        Trust are Pennsylvania trusts.

               C. G. Grefenstette, Lawrence M. Wagner, Henry L.
               Hillman and Elsie Hilliard
        Hillman are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

       None.

Item 4.  Purpose of Transaction

       On October 10, 2002, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Conductus, Inc., a Delaware corporation ("Conductus") and STI Acquisition, Inc., a wholly-owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will be merged with and into Conductus, as a result of which Conductus will become a wholly-owned subsidiary of the Issuer (the "Merger"). The obligations of the Issuer, Merger Sub and Conductus to consummate the Merger are subject to the condition, among others, that the private placement of securities of the Issuer contemplated by the Securities Purchase Agreement described below have been completed with gross proceeds of not less than $15,000,000 to the Issuer.
           As an inducement to Conductus to enter into the Merger Agreement, Wilmington, the Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust (collectively, the "Hillman Stockholders") entered into a Voting Agreement with Conductus. Pursuant to the Voting Agreement, each of the Hillman Stockholders agrees that, so long as the Voting Agreement is in effect, at any meeting of the stockholders of the Issuer, and in any action by written consent of the stockholders of Issuer, such Hillman Stockholder will vote all shares of the Issuer owned by it: (i) in favor of the approval of the Merger and adoption of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation or agreement of the Issuer under the Merger Agreement; and (iii) against any action or agreement that would cause any condition to the obligations of the Issuer, Merger Sub or Conductus to consummate the Merger to not be satisfied. Further, each Hillman Stockholder agrees, so long as the Voting Agreement is in effect, not to transfer or subject to any encumbrances any Common Stock of the Issuer owned by such Hillman Stockholder or to transfer voting rights thereto. The Voting Agreement will terminate on the earlier of (i) the date on which the Merger Agreement is terminated or (ii) the effective time of the Merger.

       Also in connection with the Merger Agreement, the Hillman Stockholders and certain other unaffiliated investors (collectively the "Investors") entered into a Securities Purchase Agreement with the Issuer (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, and subject to the conditions set forth therein, the Investors severally agree to purchase Common Stock and Warrants to purchase Common Stock of the Issuer for an aggregate consideration of approximately $15,000,000 in cash. The Issuer may add additional investors to the Securities Purchase Agreement so long as the aggregate of all sales to investors thereunder does not exceed $20,000,000. At the closing under the Securities Purchase Agreement, which will be contemporaneous with the closing date of the Merger (the "Closing Date"), each of the Hillman Stockholders will purchase securities of the Issuer in the amounts and for the consideration set forth below:

Name                          Consideration         Number of Shares of    Number of Warrants
                                                    Common Stock           (1)

WSI                           $2,116,500            2,227,895              556,974

Henry L. Hillman Trust        $187,500              197,368                49,342

JLHS 1976 Trust               $49,000               51,579                 12,895

AHF 1976 Trust                $49,000               51,579                 12,895

HLH Jr. 1976 Trust            $49,000               51,579                 12,895

WTH 1976 Trust                $49,000               51,579                 12,895

(1) Each Warrant will entitle the holder thereof, during the period commencing 181 days after the Closing Date and ending five (5) years after the Closing Date, to purchase one (1) share of Common Stock of the Issuer for a price of $1.19. If, at any time after the date which is thirty (30) months following the effective date of the Issuer's registration statement registering the Common Stock issuable upon exercise of the Warrants, the average closing bid price of the Issuer's Common Stock for ten (10) consecutive trading days exceeds $1.19, and provided all such shares are registered for resale pursuant to an effective registration statement, the Issuer may redeem the Warrants at $0.10 per warrant. All Warrants must be redeemed if any are redeemed.

       The obligations of the Investors under the Securities
Purchase Agreement are subject to the condition, among others, that the Merger shall have been consummated. The Securities Purchase
Agreement shall terminate on February 15, 2003 if the Merger closing has not occurred on or before such date.

       At the closing the Securities Purchase Agreement, the Investors and the Issuer will enter into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer will agree to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission, within thirty
(30) days following the Closing Date, so as to permit a public offering and resale by the Investors of the Common Stock purchased by them under the Securities Purchase Agreement as well as the Common Stock purchasable upon exercise of the Warrants. The Issuer will agree to use its best efforts to cause such registration statement to become effective within ninety (90) days from the Closing Date.

Item 5.  Interest in Securities of the Issuer

       (a)     Beneficial Ownership

        5,233,344 shares of Common Stock are owned of record and beneficially by Wilmington.

               464,340 shares of Common Stock are owned of record and beneficially by the Henry L. Hillman Trust.

               121,447 shares of Common Stock are owned of record and beneficially by the JLHS 1976 Trust.

               121,447 shares of Common Stock are owned of record and beneficially by the AHF 1976 Trust.

               121,447 shares of Common Stock are owned of record and beneficially by the HLH Jr. 1976 Trust.

               121,447 shares of Common Stock are owned of record and beneficially by the WTH 1976 Trust.

       (b)     Power to Vote or Dispose of Shares

               Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

        (i) Wilmington, Wilmington Equities, Inc., Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 5,232,769 shares of Common Stock held beneficially by Wilmington.

        (ii)   Henry L. Hillman, as settlor and Trustee of the Henry
               L. Hillman Trust, and Elsie Hilliard Hillman and C.
               G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 464,340 shares of Common Stock held beneficially by the Henry L. Hillman Trust.

        (iii) As trustees of the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust
               C. G. Grefenstette and L. M. Wagner may be deemed to share voting and disposition power regarding 485,788 shares of Common Stock held beneficially by the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust.


       (c), (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
           The information set forth in Item 4 of this Schedule is
incorporated herein by this reference.   Other than as disclosed in
this Schedule, as set forth in or contemplated by the Merger Agreement, the Voting Agreement or the Securities Purchase Agreement or as set forth in the Third Amended and Restated Stockholders Agreement dated as of June 24, 1999 among the Hillman Stockholders, certain other unaffiliated investors and the Issuer, filed as an exhibit to Amendment No. 7 to this Schedule, there are no contracts, arrangements, understandings or relationships among the Registrants and between such persons and any person with respect to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

       The following documents are filed as exhibits:

       1. Information concerning officers and directors of reporting persons and certain affiliates thereof.

       2. Agreement and Plan of Merger dated as of October 10, 2002 among Superconductor Technologies, Inc., Merger Sub, and Conductus Corporation.

       3. Voting Agreement dated as of October 10, 2002 among Wilmington, the Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust.

       4. Securities Purchase Agreement dated as of October 10, 2002 among Superconductor Technologies, Inc. and the Investors set forth on the signature pages thereto.

       5. Form of Registration Rights Agreement to be executed at closing among Superconductor Technologies, Inc.
               and the Investors set forth on the signature pages thereto.




                              SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       WILMINGTON SECURITIES, INC.

                              /s/ Andrew H. McQuarrie
                       By _________________________________________
                              Andrew H. McQuarrie, President


                       WILMINGTON SECURITIES, INC.

                              /s/ Andrew H. McQuarrie
                       By _________________________________________
                              Andrew H. McQuarrie, President


                       WILMINGTON INVESTMENTS, INC.

                              /s/ Andrew H. McQuarrie
                       By _________________________________________
                              Andrew H. McQuarrie, Vice President


                       THE HILLMAN COMPANY

                              /s/ Lawrence M. Wagner
                       By _________________________________________
                              Lawrence M. Wagner, President


                       HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
                                     & C. G. GREFENSTETTE, TRUSTEES
                                     OF THE HENRY L. HILLMAN TRUST
                                     U/A DATED NOVEMBER 18, 1985

                              /s/ C. G. Grefenstette
                       By _________________________________________
                              C. G. Grefenstette, Trustee

                       C. G. GREFENSTETTE AND L. M. WAGNER,
                       TRUSTEES UNDER AGREEMENT OF TRUST DATED
                       12/30/76 FOR THE CHILDREN OF JULIET LEA
                       HILLMAN SIMONDS, AUDREY HILLIARD HILLMAN
                       HENRY LEA HILLMAN, JR., AND WILLIAM
                       TALBOTT HILLMAN

                       /s/ C. G. Grefenstette
                       ____________________________________________
                       C. G. Grefenstette, Trustee

                       /s/ L. M. Wagner
                       ____________________________________________
                       L. M. Wagner, Trustee



                       /s/ C. G. Grefenstette
                       ____________________________________________
                       C. G. Grefenstette


                       /s/ L. M. Wagner
                       ____________________________________________
                       L. M. Wagner


                       /s/ Henry L. Hillman
                       ____________________________________________
                       Henry L. Hillman


                       /s/ Elsie Hilliard Hillman
                       ____________________________________________
                       Elsie Hilliard Hillman


October 10, 2002
       Date